December 28, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Rufus Decker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Stop 4631

Washington, D.C. 20549

Re:	Deer Valley Corporation

Form 10-K for the Year Ended December 31, 2009

Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010

File No. 0-5388

Dear Mr. Decker:

On behalf of Deer Valley Corporation (the “Company”), this letter responds to the comments you provided by letter dated December 13, 2010 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 and Forms 10-Q for the periods ended September 30, 2010. Your comments are set forth below in italics, and each comment is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2009

Financial Statements

Note 2- Summary of Significant Accounting Policies

1. We have read your response to comment seven from our letter dated December 13, 2010. As previously requested, please provide us with a comprehensive discussion of the specific guarantees provided under the Letter of Credit issued by your bank. Please specifically address your guarantees as it relates to your ability to redeem your VRDB investments.

Response

In future filings we will include the following comprehensive discussion of the specific guarantees provided under the Letter of Credit issued by our bank similar to below:

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company considers its investment in Variable Rate Demand Bonds (“VRDB’s”) as highly liquid investments. The VRDB’s are issued pursuant to a Trust Indenture between the issuer of the bond and a national bank, acting as trustee (the “Trustee”). The principal of and interest on the VRDB’s that are not remarketed are paid from funds drawn by the Trustee under an irrevocable direct pay letter of credit issued by Fifth Third Bank, an Ohio banking corporation with its principal place of business in Cincinnati, Ohio (the “Bank”). The interest rate on the VRDB’s adjusts weekly. During the term of the VRDB’s, each holder of a VRDB has the option to tender its VRDB to the Trustee for purchase on the next business day that the interest rate is subject to adjustment. Whenever VRDB’s are tendered for purchase by a holder therof, the remarketing agent will use its best efforts to remarket such VRDB’s. If the VRDB’s tendered for purchase are not remarketed by the remarketing agent, the Trustee draws on the irrevocable direct pay letter of credit issued by the Bank. These investments have maturity dates beyond three months and are considered cash equivalents, because the investor has the right to redeem or “put” the notes back at any time with a maximum of seven days notice. These investments are not insured by the Federal Deposit Insurance Corporation, but payment of principal and interest is guaranteed by the irrevocable direct pay letter of credit issued by Fifth Third Bank (A1/P-2 Moody’s, BBB+/A-3 S&P, A/F-1 Fitch).

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please feel free to call Charlie Masters, Chief Executive Officer, at (813) 885-5998 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely,

/s/ John S. Lawler
John S. Lawler
Chief Financial Officer
(Principal Accounting Officer)

cc: Bush Ross, P.A.